UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                                (Amendment No. _)

                              Horizon Telcom, Inc.
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                              (Name of the Issuer)

                              Horizon Telcom, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Class B common stock, without par value
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                         (Title of Class of Securities)

                                    440441202
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                      (CUSIP Number of Class of Securities)

                                  Thomas McKell
                                    President
                              Horizon Telcom, Inc.
                               68 East Main Street
                          Chillicothe, Ohio 45601-0480
                                 (740) 722-8200
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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                 Daniel A. Etna
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1557

This statement is filed in connection with (check the appropriate box):

[X]   a.    The filing of  solicitation  materials or an  information  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration  statement  under the Securities Act of
            1933.

[ ]   c.    A tender offer.

[ ]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

      Transaction valuation* $1,980,000    Amount of filing fee** $3,960

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                              --------------------------------------------------

Form or Registration No.:
                              --------------------------------------------------

Filing Party:
                              --------------------------------------------------

Date Filed:
                              --------------------------------------------------

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*     Calculated  solely for purposes of determining the filing fee. This amount consists of the estimated $1,980,000 of cash to be paid in lieu of issuing fractional shares of Class B common stock to holders of less than one share of Class B common stock after the proposed reverse/forward stock splits, assuming the acquisition of approximately 12,000 shares of Class B common stock for $165 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,980,000 by 0.002.

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

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

Item 1.     Summary Term Sheet.................................................1

Item 2.     Subject Company Information........................................1

Item 3.     Identity and Background of Filing Person...........................2

Item 4.     Terms of the Transaction...........................................3

Item 5.     Past Contacts, Transactions, Negotiations and Agreements...........3

Item 6.     Purposes of the Transaction and Plans or Proposals.................4

Item 7.     Purposes, Alternatives, Reasons and Effects........................5

Item 8.     Fairness of the Transaction........................................5

Item 9.     Reports, Opinions, Appraisals and Certain Negotiations.............6

Item 10.    Source and Amounts of Funds or Other Consideration.................6

Item 11.    Interest in Securities of the Subject Company......................7

Item 12.    The Solicitation or Recommendation.................................7

Item 13.    Financial Information..............................................7

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used............8

Item 15.    Additional Information.............................................8

Item 16.    Exhibits...........................................................8

Item 1. Summary Term Sheet.

            This Schedule 13E-3 is being filed in connection with the special meeting of the stockholders of Horizon Telcom, Inc. (referred to herein as the "Company" or "Horizon") currently scheduled to be held in __________ 2005.

            At such meeting, the stockholders of the Company will vote upon the approval of amendments to the Company's Amended and Restated Articles of Incorporation whereby the Company would effect a 1-for-125 reverse stock split of the Class B Shares (as such term is defined below), such that stockholders owning less than 125 Class B Shares would have their Class B Shares cancelled and converted into the right to receive a cash payment, followed immediately by a 125-for-1 forward stock split of the Class B Shares.

            Additional information is set forth in the Proxy Statement in the section entitled "Summary Term Sheet" which is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   Name and Address.

            The name of the subject company is Horizon Telcom, Inc. The Company is an Ohio corporation with its principal place of business located at 68 East Main Street, Chillicothe, Ohio 45601-0480. The Company's telephone number is
(740) 772-8200.

      (b)   Securities.

            The subject class of equity securities is the Company's Class B common stock, without par value, of which 271,983 shares (the "Class B Shares") were outstanding on September 30, 2004.

      (c)   Trading Market and Prices.

            There is currently no market for the Class B Shares. The Class B Shares historically have traded principally in local transactions without the benefit of an established public trading market or organized system for reporting prices paid.

      (d)   Dividends.

            The section of the Proxy Statement entitled "Reverse/Forward Stock Splits Proposal--Dividends on Class B Shares" is incorporated herein by reference.

      (e)   Prior Public Offerings.

            The Company has not made any underwritten public offering of the Class B Shares during the past three years.

      (f)   Prior Stock Purchases.

            The Company has not made any purchases of the Class B Shares during the past two years.

Item 3. Identity and Background of Filing Person.

      (a)   Name and Address.

            The Company is the filing person and the subject company. The Company's address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

            Executive Officers

            Robert McKell, Chairman of the Board
            Thomas McKell, President
            Jack E. Thompson, Chief Financial Officer, Treasurer and Secretary

            Board of Directors

            Robert McKell
            Thomas McKell
            Jack E. Thompson
            Joseph S. McKell
            David McKell
            Helen M. Sproat
            John E. Herrnstein
            Jerry B. Whited
            Donald L. McNeal
            Joel Gerber

            Robert McKell, Thomas McKell, David McKell and Joseph McKell are brothers. Ms. Sproat is their sister.

            The address of each executive officer and director of the Company is c/o Horizon Telcom, Inc., 68 East Main Street, Chillicothe, Ohio 45601-0480.

      (b)   Business and Background of Entities.

            Not applicable.

      (c)   Business and Background of Natural Persons.

            The section entitled "Information About the Company--Management of the Company" set forth in the Proxy Statement is incorporated herein by reference.

      (d)   Tender Offer.

            Not applicable.

Item 4. Terms of the Transaction.

      (a)   Material Terms.

            The sections entitled "Special Factors--Purpose of the Reverse/Forward Stock Splits," "Special Factors--Reasons for the Reverse/Forward Stock Splits," "Special Factors--Effects of the Reverse/Forward Stock Splits," "Reverse/Forward Stock Splits Proposal--Summary and Structure," "Reverse/Forward Stock Splits Proposal--Material Federal Income Tax Consequences" and "Reverse/Forward Stock Splits Proposal--Financial Information" set forth in the Proxy Statement are incorporated herein by reference.

      (b)   Different Terms.

            The sections entitled "Reverse/Forward Stock Splits Proposal--Summary and Structure" and "Special Factors--Effects of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

      (c)   Appraisal Rights.

            The    section     entitled     "Reverse/Forward     Stock    Splits
Proposal--Unavailability of Appraisal or Dissenters' Rights" set forth in the Proxy Statement is incorporated herein by reference.

      (d)   Provisions for Unaffiliated Security Holders.

            The Company has not made any provision to grant its unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of the Company.

      (e)   Eligibility for Listing or Trading.

            The   section   entitled    "Special    Factors--Effects    of   the
Reverse/Forward Stock Splits" set forth in the Proxy Statement is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

            None.

      (b)   Significant Corporate Events.

            None.

      (c)   Negotiations or Contacts.

            None.

      (d)   Agreements Involving the Subject Company's Securities.

            None.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a)   Use of Securities Acquired.

            The section entitled  "Reverse/Forward  Stock Splits Proposal--Stock
Certificates" set forth in the Proxy Statement is incorporated herein by reference.

      (b)   Plans.

            (1) None.

            (2) None.

            (3) None.

            (4) None.

            (5) None.

            (6) The sections entitled "Special Factors--Purpose of the Reverse/Forward Stock Splits," "Special Factors--Reasons for the Reverse/Forward Stock Splits" and "Special Factors--Effects of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

            (7) The sections entitled "Special Factors--Purpose of the Reverse/Forward Stock Splits," "Special Factors--Reasons for the Reverse/Forward Stock Splits" and "Special Factors--Effects of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

            (8) The sections entitled "Special Factors--Purpose of the Reverse/Forward Stock Splits," "Special Factors--Reasons for the Reverse/Forward Stock Splits" and "Special Factors--Effects of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a)   Purposes.

            The sections entitled "Special Factors--Purpose of the Reverse/Forward Stock Splits" and "Reverse/Forward Stock Splits Proposal--Background of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

      (b)   Alternatives.

            The  section   entitled   "Special   Factors--Alternatives   to  the
Reverse/Forward Stock Splits" set forth in the Proxy Statement is incorporated herein by reference.

      (c)   Reasons.

            The sections entitled "Special Factors--Reasons for the Reverse/Forward Stock Splits" and "Reverse/Forward Stock Splits Proposal--Background of the Reverse/Forward Stock Splits" set forth in the Proxy Statement are incorporated herein by reference.

      (d)   Effects.

            The sections entitled "Special Factors--Effects of the Reverse/Forward Stock Splits," "Reverse/Forward Stock Splits Proposal--Potential Detriments of the Reverse/Forward Stock Splits to Stockholders," "Reverse/Forward Stock Splits Proposal--Material Federal Income Tax Consequences" and "Reverse/Forward Stock Splits Proposal--Financial Information" set forth in the Proxy Statement are incorporated herein by reference.

Item 8. Fairness of the Transaction.

      (a)   Fairness.

            The sections entitled "Special Factors--Fairness of the Transaction," "Opinion of Financial Advisor" and "Reverse/Forward Stock Splits Proposal--Recommendation of the Board" set forth in the Proxy Statement are incorporated herein by reference.

      (b)   Factors Considered in Determining Fairness.

            The sections entitled "Reverse/Forward Stock Splits Proposal--Recommendation of the Board," "Special Factors--Fairness of the Transaction" and "General Voting Information--Vote Required to Approve Each Item" set forth in the Proxy Statement are incorporated herein by reference.

      (c)   Approval of Security Holders.

            The Reverse/Forward Stock Splits are not structured so that the approval of at least a majority of the Company's unaffiliated holders of Class B Shares is required.

      (d)   Unaffiliated Representative.

            The section entitled "Special Factors--Fairness of the Transaction" set forth in the Proxy Statement is incorporated herein by reference.

      (e)   Approval of Directors.

            The sections entitled "Reverse/Forward Stock Splits Proposal--Recommendation of the Board" and "Special Factors--Fairness of the Transaction" set forth in the Proxy Statement are incorporated herein by reference.

      (f)   Other Offers.

            None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a)   Report, Opinion or Appraisal

            The sections entitled "Special Factors--Fairness of the Transaction" and "Opinion of Financial Advisor" set forth in the Proxy Statement are incorporated herein by reference.

      (b)   Preparer and Summary of the Report, Opinion or Appraisal.

            The sections entitled "Summary Term Sheet--Reverse/Forward Stock Splits" and "Opinion of Financial Advisor" set forth in the Proxy Statement are incorporated herein by reference.

      (c)   Availability of Documents.

            The full text of the fairness opinion of Legg Mason Wood Walker, Incorporated dated December 7, 2004, is annexed to the Proxy Statement as Exhibit A is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at the Company's principal executive offices in Chillicothe, Ohio during the Company's regular business hours by any interested stockholder of the Company or representative of such holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

      (a)   Source of Funds.

            The section entitled "Persons Making the Proxy Solicitation and the Costs Associated Therewith" set forth in the Proxy Statement is incorporated herein by reference.

      (b)   Conditions.

            Not applicable.

      (c)   Expenses.

            The section entitled "Persons Making the Proxy Solicitation and the Costs Associated Therewith" set forth in the Proxy Statement is incorporated herein by reference.

      (d)   Borrowed Funds.

            Not applicable.

Item 11. Interest in Securities of the Subject Company.

      (a)   Securities Ownership.

            The    section     entitled     "Reverse/Forward     Stock    Splits
Proposal--Interest of Certain Persons in Matters to be Acted Upon" set forth in the Proxy Statement is incorporated herein by reference.

      (b)   Securities Transactions.

            None.

Item 12. The Solicitation or Recommendation.

      (a)   Intent to Tender or Vote in a Going Private Transaction.

            The sections entitled "Reverse/Forward Stock Splits Proposal--Recommendation of the Board" and "Special Factors--Fairness of the Transaction" set forth in the Proxy Statement are incorporated herein by reference.

      (b)   Recommendations of Others.

            The sections entitled "Reverse/Forward Stock Splits Proposal--Recommendation of the Board" and "Special Factors--Fairness of the Transaction" set forth in the Proxy Statement are incorporated herein by reference.

Item 13. Financial Information.

      (a)   Financial Information

            (1) The information and financial statements set forth under Part II, Item 8, entitled "Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 are incorporated herein by reference.

            (2) The information and financial statements set forth under Part I,
Item 1, entitled "Financial Statements" of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 are incorporated herein by reference.

            (3)   The   information   set   forth   in  the   section   entitled
"Reverse/Forward Stock Splits Proposal--Financial Information" in the Proxy Statement is incorporated herein by reference.

            (4)   The   information   set   forth   in  the   section   entitled
"Reverse/Forward Stock Splits Proposal--Financial Information" in the Proxy Statement is incorporated herein by reference.

      (b)   Pro Forma Information.

            The    section     entitled     "Reverse/Forward     Stock    Splits
Proposal--Financial   Information"   set  forth  in  the  Proxy   Statement   is
incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)   Solicitations or Recommendations.

            The section entitled "Persons Making the Proxy Solicitation and the Costs Associated Therewith" in the Proxy Statement is incorporated herein by reference.

      (b)   Employees and Corporate Assets.

            The section entitled "Persons Making the Proxy Solicitation and the Costs Associated Therewith" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

            All of the information set forth in the Proxy Statement and each Exhibit annexed thereto is incorporated herein by reference.

Item 16. Exhibits.

Exhibit A  --  Preliminary Proxy Statement for the Special Meeting of
               Stockholders(1)

Exhibit B  --  Fairness Opinion of Legg Mason Wood Walker, Incorporated(1)

Exhibit C  --  Form of Reverse Stock Split Amendment to the Amended and Restated
               Articles of Incorporation of the Company (1)

Exhibit D  --  Form of Forward Stock Split Amendment to the Amended and Restated
               Articles of Incorporation of the Company(1)

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(1)   Incorporated by reference to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 21, 2004.

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                                       8

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2004                            HORIZON TELCOM, INC.

                                                    By /s/ Thomas McKell
                                                       -------------------
                                                       Name: Thomas McKell
                                                       Title: President

                                  EXHIBIT INDEX
                                  -------------

Exhibit A  --  Preliminary Proxy Statement for the Special Meeting of
               Stockholders(1)

Exhibit B  --  Fairness Opinion of Legg Mason Wood Walker, Incorporated(1)

Exhibit C --  Form of Reverse Stock Split Amendment to the Amended and Restated
               Articles of Incorporation of the Company(1)

Exhibit D  --  Form of Forward Stock Split Amendment to the Amended and Restated
               Articles of Incorporation of the Company(1)

----------

(1) Incorporated by reference to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 21, 2004.

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